EXHIBIT 99.1

BILLY
DEAD INC

                                AS OF MAY 5, 2002

Civilian Pictures, Inc.
5225 Wilshire Blvd #326
Los Angeles, CA 90036
Attention: Barry Poltermann, CEO

            Re:   Reimbursement of Funds Advanced

Dear Barry:

Previous Agreement. I am confirming that Civilian Pictures, Inc. has been and will continue to advance certain expenses on behalf of Billy Dead, Inc. (the "Company") in connection with the planned initial public offering of our Series A preferred stock (the "Offering"), in accordance with our previous agreement date December 1, 2002. As outlined in our previous agreement, these expenses include, but are not limited to, (i) certain fees and expenses of counsel for Civilian Capital, the underwriter of the offering, specifically identified and related to such counsel's assistance in the preparation of certain organizational materials, corporate documents and material agreements for the Company, (ii) the fees and expenses of special entertainment counsel in connection with the Offering and with the Company's efforts to obtain valid title to the novel and screenplay necessary for production of our film "Billy Dead", and (iii) the fees and expenses of blue sky counsel in connection with the Offering.

The Company has agreed to reimburse Civilian Pictures for all such documented expenses at the closing of the Offering, and, to the extent that any of such expenses shall not have been paid by Civilian Pictures as of such date, to pay directly the balances outstanding on any invoices relating to such expenses.

Amendment to Agreement. We confirm that as of the end of the first quarter of 2004, which occurred on March 31, 2004, expenses incurred by Civilian Pictures have exceeded the projected amounts outlined in the Company's offering prospectus dated February 12, 2004 (the "Prospectus"). Civilian Pictures has agreed to continue to pay any expenses relating to the Billy


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Dead public offering up until the close of the Offering, expected to occur no later than August 12, 2004. Civilian Pictures has further agreed to forgive, without any additional consideration, any expenses paid by it on behalf of the Company that exceed the aggregate expenses outlined in the prospectus for OFFERING COSTS (of $150,000) and CORPORATE STARTUP COSTS ($75,000).Excess amounts paid (or to be paid) by Civilian Pictures will be settled upon the close of the offering and will reduce the Offering costs to be applied against the proceeds of the Offering.

Exception to Amendment. Civilian Pictures and the Company have agreed that any expenses relating to the production of the film or legal costs relating to intellectual property issues (such as legal fees or option fees for the novel) which are standard costs in producing a motion picture (and are otherwise unrelated to the Offering) are outside of the scope of this amendment, and that any fees relating to the films production, which are included in the FILM PRODUCTION COSTS section of the Prospectus, will be repaid to Civilian Pictures from the production budget of the film.

                                            Very truly yours,

                                            BILLY DEAD, INC.


                                            By: /s/ Peter Fuhrman
                                               ------------------
                                               Peter Fuhrman, CEO

ACKNOWLEDGED AND AGREED:

CIVILIAN PICTURES, INC.

By:    /S/ Barry Poltermann
   --------------------------
        Barry Poltermann, CEO

            11925 Wilshire Blvd., Third Floor o Los Angeles, CA 90025
                       Tel: 310 495-0755 Fax: 310 495-0782
                            www.billydeadthemovie.com


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